# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuveen Real Asset Income & Growth Fund, CIK 0001539337
CUSIP: 67074Y105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000769317

## Reporting persons
- Sit Investment Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,366,526; sole dispositive power 0; shared dispositive power 4,366,526; aggregate amount beneficially owned 4,366,526 (12.1% of the class)
- Sit Fixed Income Advisors II, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,366,526; sole dispositive power 0; shared dispositive power 4,366,526; aggregate amount beneficially owned 4,366,526 (12.1% of the class)

## Item 1. Issuer
Name of issuer: Nuveen Real Asset Income & Growth Fund
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing:
Sit Investment Associates, Inc.
Sit Fixed Income Advisors II, LLC
Address of principal business office or, if none, residence:
c/o Sit Investment Associates, Inc.
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
Citizenship:
Sit Investment Associates, Inc. Minnesota Corporation
Sit Fixed Income Advisors II, LLC Delaware LLC

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See response to item 9 on each cover page.
Percent of class: See response to item 11 on each cover page.
Sole power to vote or to direct the vote: See response to item 5 on each cover page.
Shared power to vote or to direct the vote: See response to item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to item 8 on each cover page.

The ownership percentages reported are based on 36,198,277 shares of common stock outstanding as of December 31, 2025, as reported in the Issuer's Report on Form N-CSR filed with the Securities Exchange Commission, and adjusted for the shares issued pursuant to the Issuer's rights offering announced January 27, 2026 and the Issuer's dividend reinvestment plan.

Sit Investment Associates, Inc. ("SIA") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940. Sit Fixed Income Advisors II, LLC ("SFI") is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 and a subsidiary of SIA. SIA and SFI provide investment management services to client accounts ("Accounts"). In their roles as investment advisers SIA and SFI possess shared voting and investment power over securities of the Issuer described in this schedule 13G owned by the Accounts and may be deemed to be the beneficial owner of such shares of the Issuer owned by the Accounts. All securities reported in this schedule 13G are owned by the Accounts. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), SIA and SFI disclaim beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Accounts are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Except as may be indicated if this is a joint filing with a registered investment company managed by SIA or SFI, not more than 5% of the class of such securities is owned by any one Account subject to the investment advice of SIA or SFI.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sit Investment Associates, Inc.: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (04/06/2026)
- Sit Fixed Income Advisors II, LLC: /s/ Paul E. Rasmussen, Paul Rasmussen / Vice President (04/06/2026)